SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 10, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
Corporate Taxpayer’s ID (CNPJ) no. 01.832.635/0001-18
Corporate Registry ID (NIRE) no. 35.300.150.007
Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON SEPTEMBER 10, 2007

Date, time and place: on September 10, 2007, at 09:00 a.m., at the Company’s headquarters, located at Av. Jurandir, 856, Lote 04, 1o andar, Jardim Ceci, in the city and state of São Paulo. Attendance: All the members of the Board of Directors attended the Meeting. Presiding Board: Maria Cláudia Oliveira Amaro Demenato – Chairman and Flávia Turci – Secretary. Agenda and resolutions: 1) In view of the resignation of Officer Alberto Fajerman, David Barioni Neto, who also signs David Barion Neto, was elected as member of the Board of Executive Officers. David Barioni Neto is a Brazilian citizen, married, aviator, resident and domiciled in the city and state of São Paulo at Avenida Sabiá, n° 680, apartamento 101, Individual Taxpayers’ Registration (CPF/MF) no. 012.237.358 -85 and Identity Card (RG) no. 3.818.902 -1 SSP/SP. The officer elected herein will be in office concurrently with the other officers. The elected officer declares not to be involved in any crime which prevents him from performing trading activities nor being unable to perform this activity, pursuant to law. The investiture of the Officer will take place upon execution (i) of the respective Instrument of Investiture in the Company’s records, and (ii) of the Instrument of Agreement of the Management, as required by the São Paulo Stock Exchange – BOVESPA’s Regulation on the Special Corporate Governance Practices – Level 2. The Board of Executive Officers also thanked the resigning Officer for the services rendered to the Company; 2) In addition, the Company is also authorized to cast a vote for the election of David Barioni Neto as an Officer at its controlled company TAM Linhas Aéreas S.A. Closure: Nothing more to be dealt with, the meeting was closed and these minutes were drawn up in the summary format, which after being read were signed by those attending the meeting. São Paulo, September 10, 2007. Chairman – Maria Cláudia Oliveira Amaro Demenato; Secretary – Flávia Turci. Board Members: Maria Cláudia Oliveira Amaro Demenato, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Luiz Antonio Corrêa Nunes Viana Oliveira, Adalberto de Moraes Schettert, Waldemar Verdi Jr., Pedro Pullen Parente and Roger Wright. This is a free English translation of the original instrument drawn up in the Company’s records.

Flávia Turci
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.